FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   December 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: December 19, 2007	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Closes Over-Allotment Option

December 19, 2007 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that the underwriters of its previously announced public offering of common shares have exercised their option to purchase an additional 13,873,830 common shares and that Orezone has issued such shares to the underwriters. The purchase was made pursuant to the Underwriting Agreement between the underwriters and Orezone dated November 16, 2007.

The syndicate of investment dealers, led by BMO Capital Markets, CIBC World Markets and J.P. Morgan Securities Inc., and that included Canaccord Capital Corporation Inc. and Raymond James Ltd., purchased the 13,873,830 shares at a price of US$1.20 per share for additional gross proceeds of US$16,648,596. This increases the total gross proceeds from the common share financing to US$216,688,596, including the concurrent US$15,000,000 private placement announced on November 26, 2007.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. The company has a pipeline of projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

A copy of the final prospectus may be obtained from BMO Capital Markets - in Canada, call BMO Nesbitt Burns’ distribution center, Des Raposo at 416-363-6996 (ext. 224); in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036 Attn: Catherine Cruz Tel: 212-702-1937.

Statements relating to the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including and other risks and uncertainties, including those described in Orezone’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with or furnished to the Securities and Exchange Commission. Other risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.